OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PUGET ENERGY, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
745310102

(CUSIP Number)
Latham & Watkins LLP
53rd at Third
885 Third Avenue
New York, New York 10022-4834
Attn: Edward Sonnenschein, Esq.
David Kurzweil, Esq.
(212) 906-1200
with copies to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attn: Joseph Frumkin, Esq.
John O’Brien, Esq.
(212) 558-4000
Gowling Lafleur Henderson LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto, Ontario, Canada M5X 1G5
Attn: Nicholas E.J. Dietrich, Esq.
(416) 369-7288
McCullough O’Connor Irwin LLP
1100-888 Dunsmuir Street
Vancouver, British Columbia, Canada V6C 3K4
Attn: Jonathan W. McCullough, Esq.
(604) 687-7077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Puget Holdings LLC (f/k/a Padua Holdings LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Padua Investors”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. Padua expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Padua Investors and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Padua is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Padua Investors.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Padua may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** Puget Holdings LLC (f/k/a Padua Holdings LLC) is a Delaware limited liability company.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie Infrastructure Partners A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,753,788 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,753,788 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,753,788 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Macquarie Infrastructure Partners A, L.P., a Delaware limited partnership (“MIP A”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP A, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MIP A expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP A is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MIP A may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie Infrastructure Partners International, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,830,864 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,830,864 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,830,864 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Macquarie Infrastructure Partners International, L.P., a Delaware limited partnership (“MIP I”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP I, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MIP I expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP I is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MIP I may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie Infrastructure Partners Canada, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario

	7	SOLE VOTING POWER

NUMBER OF		393,158 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		393,158 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,158 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Macquarie Infrastructure Partners Canada, L.P., an Ontario limited partnership (“MIP C”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP C, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MIP C expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP C is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MIP C may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Macquarie FSS Infrastructure Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		465,404 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		465,404 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,404 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* Macquarie FSS Infrastructure Trust, an Australian trust (“MFIT”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MFIT, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. MFIT expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MFIT is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, MFIT may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** Macquarie FSS Infrastructure Trust is an Australian trust.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Padua MG Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,988,905 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,988,905 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,988,905 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Padua MG Holdings Inc., a Delaware corporation (“PMGH”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PMGH, the “Padua Investors”) and Holdings LLC, a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. PMGH expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PMGH is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, PMGH may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS CPP Investment Board (USRE II) Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		3,517,612 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,517,612 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,517,612 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* CPP Investment Board (USRE II) Inc., a Canadian corporation (“CPP”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with CPP, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. CPP expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that CPP is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, CPP may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS Padua Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

	7	SOLE VOTING POWER

NUMBER OF		1,758,806 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,758,806 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,758,806 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* Padua Investment Trust, a trust governed by the laws of British Columbia (“PIT”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIT, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. PIT expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIT is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, PIT may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** Padua Investment Trust is a trust governed by the laws of British Columbia.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS PIP2PX (Pad) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		490,707 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		490,707 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

490,707 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* PIP2PX (Pad) Ltd., an Alberta corporation (“PIP2PX”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIP2PX, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. PIP2PX expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIP2PX is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, PIP2PX may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** PIP2PX (Pad) Ltd. is an Alberta corporation.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS PIP2GV (Pad) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta

	7	SOLE VOTING POWER

NUMBER OF		300,756 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300,756 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,756 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO ***
* PIP2GV (Pad) Ltd., an Alberta corporation (“PIP2GV”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust and PIP2PX (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIP2GV, the “Padua Investors”) and Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”). The Padua Investors are the direct or indirect owners of Padua. The Padua Investors severally acquired an aggregate of 12,500,000 shares of common stock of Puget Energy, Inc., a Washington corporation (“Puget”), on December 3, 2007 from Puget pursuant to a Stock Purchase Agreement, dated October 25, 2007 (the “Stock Purchase Agreement”), as described in Items 4 and 5 of this Schedule 13D. Concurrent with the execution of the Stock Purchase Agreement, Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), pursuant to which Padua will acquire all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. PIP2GV expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors and Padua and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIP2GV is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors and Padua.
** Based on the representation of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of common stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, PIP2GV may be deemed to have shared power to vote and shared power to dispose of approximately 9.6% of the outstanding common stock of Puget.
*** PIP2GV (Pad) Ltd. is an Alberta corporation.

Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Puget Energy, Inc., a Washington corporation (“Puget”). The principal executive offices of Puget are located at 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004-5591.
Item 2. Identify and Background
This Schedule 13D is being filed jointly by Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Macquarie Infrastructure Partners A, L.P., a Delaware limited partnership (“MIP A”), Macquarie Infrastructure Partners International, L.P., a Delaware limited partnership (“MIP I”), Macquarie Infrastructure Partners Canada, L.P., an Ontario limited partnership (“MIP C”), Macquarie FSS Infrastructure Trust, an Australian trust (“MFIT”), Padua MG Holdings Inc., a Delaware corporation (“PMGH”), CPP Investment Board (USRE II) Inc., a Canadian corporation (“CPP”), Padua Investment Trust, a trust governed by the laws of British Columbia (“PIT”), PIP2PX (Pad) Ltd., an Alberta corporation (“PIP2PX”), and PIP2GV (Pad) Ltd., an Alberta corporation (“PIP2GV” and collectively with MIP A, MIP I, MIP C, MFIT, PMGH, CPP, PIT and PIP2PX, the “Padua Investors”). Padua and the Padua Investors are collectively referred to herein as the “Reporting Persons”.
Padua’s principal business is the acquisition and holding of investments in Puget pursuant to the transactions described in Item 4 below. The Padua Investors are the direct or indirect owners of Padua. The address of the principal office of Padua is 125 West 55th Street, Level 22, New York, NY 10019. Padua is governed by a Board of Managers. The name, business address, present principal employment and citizenship of each Manager of Padua is set forth in Schedule I attached hereto, which is incorporated herein by reference. Padua does not currently have any officers.
MIP A’s principal investment objective is to earn income directly or indirectly from infrastructure assets that are predominantly located in Canada and the United States. The business and purpose of MIP A is to fulfill the investment objective and to engage in such activities as its general partner deems necessary, advisable, convenient or incidental to such fulfillment. The address of the principal office of MIP A is 125 West 55th Street, Level 22, New York, NY 10019. The general partner of MIP A is Macquarie Infrastructure Partners U.S. GP LLC (“MIP GP LLC”). The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of MIP GP LLC is set forth in Schedule II attached hereto, which is incorporated herein by reference.
MIP I’s principal investment objective is to earn income directly or indirectly from infrastructure assets that are predominantly located in Canada and the United States. The business and purpose of MIP I is to fulfill the investment objective and to engage in such activities as its general partner deems necessary, advisable, convenient or incidental to such fulfillment. The address of the principal office of MIP I is 125 West 55th Street, Level 22, New York, NY 10019. The general partner of MIP A is MIP GP LLC. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of MIP GP LLC is set forth in Schedule II attached hereto, which is incorporated herein by reference.
MIP C’s principal investment objective is to earn income directly or indirectly from infrastructure assets that are predominantly located in Canada and the United States. The business and purpose of MIP C is to fulfill its investment objective and to engage in such activities as its general partner deems necessary, advisable, convenient or incidental to such fulfillment. The address of the principal office of MIP C is 125 West 55th Street, Level 22, New York, NY 10019. The general partner of MIP C is Macquarie Infrastructure Partners Canada GP Ltd. (“MIP Canada GP”), a Canadian corporation. MIP Canada GP is a wholly owned subsidiary of Macquarie North America Limited (“MNAL”), a Canadian corporation. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of MIP Canada GP and MNAL, and the executive officers and directors of MIP Canada GP and MNAL is set forth in Schedule III attached hereto, which is incorporated herein by reference.
MFIT’s principal business is infrastructure investment. The address of the principal office of MFIT is Level 11, 1 Martin Place, Sydney, Australia NSW 2000. The responsible entity of MFIT is Macquarie Specialised Asset Management (“MSAM”). The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of the responsible entity of MSAM is set forth in Schedule IV attached hereto, which is incorporated herein by reference.
PMGH’s principal business is holding of investments in Puget and Padua. The sole shareholder of PMGH is Macquarie Holdings (U.S.A.) Inc., a Delaware corporation (“MHUSA”). MHUSA is wholly owned by Macquarie Equities (US) Holdings Pty Limited, an Australian corporation (“MEUSHPL”), which is wholly owned by Macquarie Group (US) Holdings No.1 Pty Limited, an Australian corporation (“MGUSHNPL”), which is wholly owned by Macquarie Capital International Holdings Pty Ltd, an Australian corporation (“MCIHPL”), which is wholly owned by Macquarie Capital Group Limited, an Australian Corporation (“MCGL”), which is wholly owned by Macquarie Financial Holdings Limited, an Australian corporation (“MFHL”), which is wholly owned by Macquarie Group Limited, an Australian corporation (“MGL”). The address of the principal office of PMGH and MHUSA is 125 West 55th Street, Level 22, New York, NY 10019. The address of the principal offices of each of MEUSHPL, MGUSHNPL, MCIHPL, MCGL, MFHL and MGL is No. 1 Martin Place, Sydney, NSW 2000 Australia. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each executive officer and director of PMGH and each executive officer and director of such persons ultimately controlling PMGH is set forth in Schedule V attached hereto, which is incorporated herein by reference.
CPP’s principal business is as an investment holding corporation. The address of the principal office of CPP is One Queen Street East, Suite 2600, P.O. Box 101, Toronto, Ontario, Canada M5C 2W5. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each executive officer and director of CPP, each person controlling CPP and each executive officer and director of such person ultimately controlling CPP is set forth in Schedule VI attached hereto, which is incorporated herein by reference.
Padua Investment Trust’s principal business is to acquire, hold, administer and dispose of the investment in Puget. The address of the principal office of PIT is c/o its Trustee 6860141 Canada Inc., British Columbia Investment Management Corporation, Sawmill Point, Suite 301-2940 Jutland Road, Victoria, British Columbia, Canada V8T 5K6. The Trustee of PIT is 6860141 Canada Inc. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of 6860141 Canada Inc. and each officer or director of 6860141 Canada Inc., each person controlling 6860141 Canada Inc. and each executive officer and director of such person ultimately controlling 6860141 Canada Inc. is set forth in Schedule VII attached hereto, which is incorporated herein by reference.
PIP2PX’s principal business is as an investment holding corporation. The address of the principal office of PIP2PX is 340 Terrace Building, 9515-107 Street, Edmonton, Alberta, Canada T5K 2C3. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each director and the 100% shareholder of PIP2PX are set forth in Schedule VIII attached hereto, which is incorporated herein by reference.
PIP2GV’s principal business is as an investment holding corporation. The address of the principal office of PIP2GV is 340 Terrace Building, 9515-107 Street, Edmonton, Alberta, Canada T5K 2C3. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each director and the 100% shareholder of PIP2GV are set forth in Schedule IX attached hereto, which is incorporated herein by reference.
During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Schedules I-IX attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The cost of the acquisition of the 12,500,000 shares of Common Stock (the “Purchased Shares”) by the Padua Investors (as defined in Item 4 below) was $295,875,000, or $23.67 per Purchased Share. The Purchased Shares were acquired on December 3, 2007, as follows:

	Number of Shares of
	Common Stock
Name of Purchaser	Purchased	Total Purchase Price
Macquarie Infrastructure Partners A, L.P.	1,753,788	$41,512,161.96

	Number of Shares of
	Common Stock
Name of Purchaser	Purchased	Total Purchase Price
Macquarie Infrastructure Partners International, L.P.	1,830,864	$43,336,550.88

Macquarie Infrastructure Partners Canada, L.P.	393,158	$9,306,049.86

Macquarie FSS Infrastructure Trust	465,404	$11,016,112.68

Padua MG Holdings Inc.	1,988,905	$47,077,381.35

CPP Investment Board (USRE II) Inc.	3,517,612	$83,261,876.04

Padua Investment Trust	1,758,806	$41,630,938.02

PIP2PX (Pad) Ltd.	490,707	$11,615,034.69

PIP2GV (Pad) Ltd.	300,756	$7,118,894.52

The sources of funds used to acquire the Purchased Shares were capital advances from equity holders of the Padua Investors and/or working capital of the Padua Investors.
Item 4. Purpose of the Transaction
Padua, Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”), a copy of which was filed as Exhibit 2.1 to a Form 8-K filed by Puget on October 29, 2007, File No. 01-16305, and is incorporated herein by reference. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 2.1 to such Form 8-K.
Pursuant to the Merger Agreement, Merger Sub will merge with and into Puget (the “Merger”), with Puget continuing as the surviving corporation and as an indirect wholly owned subsidiary of Padua. At the effective time of the Merger each then outstanding share of Common Stock (excluding any shares of Common Stock owned by Padua and its subsidiaries and any shares of Common Stock in respect of which dissenter’s rights are perfected) will be converted automatically into the right to receive $30.00 in cash, without interest.
Concurrent with the execution of the Merger Agreement, Puget and the Padua Investors entered into a Stock Purchase Agreement, dated as of October 25, 2007 (the “Stock Purchase Agreement”), a copy of which was filed as Exhibit 10.1 to a Form 8-K filed by Puget on October 29, 2007, File No. 01-16305, and is incorporated herein by reference. The description of the Stock Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 10.1 to such Form 8-K. The Stock Purchase Agreement and the Merger Agreement are separate transactions that include, among other things, different conditions to each party’s obligation to close the transaction and different termination rights. Under the terms of the Stock Purchase Agreement, the Padua Investors severally purchased an aggregate of 12,500,000 shares of Common Stock (the “Purchased Shares”) at a purchase price of $23.67 per share on December 3, 2007.

The Stock Purchase Agreement contains customary representations, warranties and covenants of Puget and the Padua Investors including, among others, covenants imposing confidentiality and standstill obligations on the Padua Investors, covenants imposing restrictions on the Padua Investors’ rights to transfer and vote the Purchased Shares during the pendency of the Merger Agreement, and indemnification obligations on the part of each party with respect to certain liabilities of the other parties incurred in connection with the transaction; provided that Puget will not be required to make any payments under this indemnification obligation unless and until the Merger Agreement is terminated. In addition, Puget has granted the Padua Investors registration rights with respect to the Purchased Shares following any termination of the Merger Agreement.
In addition, in connection with the transactions contemplated by the Merger Agreement, Padua, Padua Intermediate, MIP Padua Holdings, GP (the beneficial owners of MIP Padua Holdings, GP are Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P. and Macquarie Infrastructure Partners Canada, L.P.), Macquarie Specialised Asset Management Limited as responsible entity for Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (the “Padua Members”) entered into a Commitment Letter, dated as of October 25, 2007 (the “Commitment Letter”). Pursuant to the Commitment Letter, each Padua Member shall contribute, or cause to be contributed, the Purchased Shares to Padua in satisfaction of a portion of its equity contribution amount once Padua gives written notice to the Padua Members that all conditions precedent to the obligations of Puget and Padua to consummate the Merger have been satisfied or waived by the party entitled to waive such conditions as provided in the Commitment Letter. Upon such satisfaction or waiver, the Commitment Letter also requires the Padua Members to provide Padua with funds sufficient, when aggregated with the Purchased Shares, to consummate the Merger. Pursuant to the Commitment Letter and the Merger Agreement, certain of these funds were deposited into an escrow account contemporaneously with the execution of the Merger Agreement to secure Pauda’s obligations to pay a Business Interruption Fee to Puget if the Merger Agreement were to be terminated under certain circumstances. Other amounts were deposited into an escrow account for the payment of certain transaction expenses of Paudua accrued in connection with the consummation of the transactions contemplated by the Merger Agreement.
To the knowledge of Padua, the Padua Investors intend to evaluate periodically the advisability of continuing to hold or selling the Purchased Shares or acquiring additional shares of Common Stock based upon the trading price of the Common Stock, the liquidity requirements of the Padua Investors and the progress of the Merger. In connection with these evaluations, the Padua Investors may study or prepare plans or proposals to facilitate dispositions of the Purchased Shares and may change their current intentions with respect to the Purchased Shares. Notwithstanding the foregoing, except in limited circumstances set forth in the Stock Purchase Agreement, the Padua Investors are prohibited from selling the Purchased Shares until the Merger Agreement is terminated. Any Padua Investor that individually or as part of a group owns 2% or more of the outstanding shares of Common Stock is prohibited from acquiring additional shares of Common Stock until 18 months after the termination of the Merger Agreement.
The Merger Agreement is expected to result in Padua owning all of the shares of Common Stock, par value $0.01 per share of Puget as the surviving corporation in the Merger, accompanied by a delisting and deregistration of such shares, a change in Puget’s board of directors and a change in Puget’s capitalization as a result of the indebtedness intended to be incurred in connection with the Merger. Puget’s charter and bylaws will also be amended and restated upon consummation of the Merger.
The Merger Agreement grants Padua certain consent rights with respect to matters outside Puget’s ordinary course of business and as to certain specified matters. In addition, Puget and Padua may confer with respect to other business matters affecting the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D.
Other than as described above, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Schedules I-IX attached hereto have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer.
(a) As of December 3, 2007:
•	MIP A shall be deemed to beneficially own the 1,753,788 shares of the Common Stock purchased by MIP A, over all of which shares MIP A has dispositive power and voting power. Such shares of Common Stock constitute 1.3% of the outstanding shares of the Common Stock based on the representations of Puget set forth in the Merger Agreement that 117,176,878 shares of common stock were outstanding as of October 23, 2007, and adding to that number the 12,500,000 shares of Common Stock issued in connection with the Stock Purchase Agreement (the “Declared Shares Outstanding”).

•	MIP I shall be deemed to beneficially own the 1,830,864 shares of the Common Stock purchased by MIP I, over all of which shares MIP I has dispositive power and voting power. Such shares of Common Stock constitute 1.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	MIP C shall be deemed to beneficially own the 393,158 shares of the Common Stock purchased by MIP C, over all of which shares MIP C has dispositive power and voting power. Such shares of Common Stock constitute 0.3% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	MFIT shall be deemed to beneficially own the 465,404 shares of the Common Stock purchased by MFIT, over all of which shares MFIT has dispositive power and voting power. Such shares of Common Stock constitute 0.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	PMGH shall be deemed to beneficially own the 1,988,905 shares of the Common Stock purchased by PMGH, over all of which shares PMGH has dispositive power and voting power. Such shares of Common Stock constitute 1.5% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	CPP shall be deemed to beneficially own the 3,517,612 shares of the Common Stock purchased by CPP, over all of which shares CPP has dispositive power and voting power. Such shares of Common Stock constitute 2.7% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	PIT shall be deemed to beneficially own the 1,758,806 shares of the Common Stock purchased by PIT, over all of which shares PIT has dispositive power and voting power. Such shares of Common Stock constitute 1.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	PIP2PX shall be deemed to beneficially own the 490,707 shares of the Common Stock purchased by PIP2PX, over all of which shares PIP2PX has dispositive power and voting power. Such shares of Common Stock constitute 0.4% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.

•	PIP2GV shall be deemed to beneficially own the 300,756 shares of the Common Stock purchased by PIP2GV, over all of which shares PIP2GV has dispositive power and voting power. Such shares of Common Stock constitute 0.2% of the outstanding shares of the Common Stock based on the Declared Shares Outstanding.
As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to be a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, each of the Reporting Persons may be deemed to beneficially own the 12,500,000 shares of Common Stock that are collectively owned by the Padua Investors. Such shares of Common Stock constitute 9.6% of the issued and outstanding shares of Common Stock based on the Declared Shares Outstanding. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, the Reporting Persons may be deemed to have shared power to vote and shared power to dispose of such shares of Common Stock that may be beneficially owned by the Padua Investors. However, (i) no Reporting Person is entitled to any rights as a shareholder of Puget as to those shares of Common Stock not owned by such Reporting Person and (ii) each of the Reporting Persons expressly disclaims any beneficial ownership of such shares of Common Stock other than those shares held directly by such Reporting Person, as reported above.
(b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).
(c) Other than in connection with the Stock Purchase Agreement, the Reporting Persons and the persons listed on Schedules I-IX attached hereto have not effected any transactions in the Common Stock in the past sixty days.
(d) To the knowledge of each Reporting Person, such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by such Reporting Person.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Merger Agreement, the Stock Purchase Agreement and the Commitment Letter (each of which is described in Item 4, which descriptions are incorporated into this Item 6 by reference) are incorporated by reference in their entirety into this Item 6. The descriptions set forth in Item 4 above are incorporated by reference in their entirety into this Item 6.
Except as described herein, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedules I-IX attached hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of Puget, including but not limited to the transfer or voting of any securities of Puget, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement, dated as of December 13, 2007, by and among the Reporting Persons.
2	Agreement and Plan of Merger, dated as of October 25, 2007, by and among Puget Holdings LLC (f/k/a Padua Holdings LLC), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.) and Puget Energy, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed on October 29, 2007, File No. 01-16305).
3	Stock Purchase Agreement, dated as of October 25, 2007, by and among Puget Energy, Inc., Macquarie Infrastructure Partners A, L.P., Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie Specialised Asset Management Limited as responsible entity for Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed on October 29, 2007, File No. 01-16305).
4	Commitment Letter, dated as of October 25, 2007, by and among MIP Padua Holdings, GP, Macquarie Specialised Asset Management Limited as responsible entity for Macquarie FSS Infrastructure Trust, Padua MG Holdings Inc., CPP Investment Board (USRE II) Inc., Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 13, 2007

PUGET HOLDINGS LLC (f/k/a PADUA HOLDINGS LLC)

By:	/s/ Christopher Leslie

Name:	Christopher Leslie
Title:	Manager

MACQUARIE INFRASTRUCTURE PARTNERS A, L.P., by its general partner
MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, by its manager and attorney-in-fact
MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Robert Lawsky

Name:	Robert Lawsky
Title:	Assistant Secretary

By:	/s/ Mark Wong

Name:	Mark Wong
Title:	Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS CANADA, L.P., by its general partner
MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD, by its manager and attorney-in-fact
MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Robert Lawsky

Name:	Robert Lawsky
Title:	Assistant Secretary

By:	/s/ Mark Wong

Name:	Mark Wong
Title:	Treasurer

MACQUARIE INFRASTRUCTURE PARTNERS INTERNATIONAL, L.P., by its general partner
MACQUARIE INFRASTRUCTURE PARTNERS U.S. GP LLC, by its manager and attorney-in-fact
MACQUARIE INFRASTRUCTURE PARTNERS INC.

By:	/s/ Robert Lawsky

Name:	Robert Lawsky
Title:	Assistant Secretary

By:	/s/ Mark Wong

Name:	Mark Wong
Title:	Treasurer

MACQUARIE FSS INFRASTRUCTURE TRUST

By:	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED in its capacity as responsible entity of MACQUARIE FSS INFRASTRUCTURE TRUST

By:	/s/ Gregory Osborne

Name:	Gregory Osborne
Title:	Chief Executive Officer

PADUA MG HOLDINGS INC.

By:	/s/ Alan James

Name:	Alan James
Title:	Director

By:	/s/ Robinson Kupchak

Name:	Robinson Kupchak
Title:	Director

CPP INVESTMENT BOARD (USRE II), INC.

By:	/s/ Mark D. Wiseman

Name:	Mark D. Wiseman
Title:	Authorized Signatory

By:	/s/ Graeme F. Bevans

Name:	Graeme F. Bevans
Title:	Authorized Signatory

6860141 CANADA INC. as Trustee of PADUA INVESTMENT TRUST

By:	/s/ Lincoln Webb

Name:	Lincoln Webb
Title:	President

PIP2PX (PAD) LTD

By:	/s/ William McKenzie

Name:	William McKenzie
Title:	President and Director

PIP2GV (PAD) LTD

By:	/s/ William McKenzie

Name:	William McKenzie
Title:	President and Director